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                           August 29, 2022

       Robert Lavan
       Executive Vice President and Chief Financial Officer
       Bally's Corp
       100 Westminster Street
       Providence, RI 02903

                                                        Re: Bally's Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Filed August 4,
2022
                                                            Form 8-K filed
August 4, 2022
                                                            File No. 001-38850

       Dear Robert Lavan:

              We have reviewed your August 12, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 11, 2022 letter.

       Form 8-K filed August 4, 2022

       Exhibits

   1. We note your response to our comment 2. We further note your presentation of Adjusted
                                                        EBITDAR margin in your
Exhibit 99.1. The presentation of this margin appears to
                                                        indicate that Adjusted
EBITDAR is a measure of your operating performance. In light of your disclosure and
your response that Adjusted EBITDAR is used solely as a valuation metric, please confirm
that you will not present Adjusted EBITDAR margin in future
                                                        filings.
 Robert Lavan
Bally's Corp
August 29, 2022
Page 2
Form 10-Q for the quarterly period ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA and Adjusted EBITDAR by Segment, page 53

2. We note your presentation of Consolidated Adjusted EBITDAR, specifically we note your adjustment for launch costs. It appears that launch costs represent normal, recurring, cash operating expenses necessary to operate your business. Please revise future filings to ensure these costs are not excluded from Consolidated Adjusted EBITDA, or advise. This comment also applies to your earnings release.
       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295
with any questions.



FirstName LastNameRobert Lavan                                Sincerely,
Comapany NameBally's Corp
                                                              Division of
Corporation Finance
August 29, 2022 Page 2                                        Office of Real
Estate & Construction
FirstName LastName